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                             June 3, 2020

       Yang (Sean) Liu
       Chief Executive Officer
       Color Star Technology Company, Limited
       800 3rd Avenue, Suite 2800
       New York, New York 10022

                                                        Re: Color Star
Technology Company, Limited
                                                            Registration
Statement on Form F-3
                                                            Filed May 19, 2020
                                                            File No. 333-238510

       Dear Mr. Liu:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       FORM F-3 FILED ON MAY 19, 2020

       Our Business
       History and Development of the Company, page 3

   1. We note that on May 6, 2020, the Company completed the disposition of its former concrete business for
proceeds of $600,000. Please tell us how you considered the
                                                        guidance in ASC Topic
205-20 in determining that the business should not be classified as discontinued operations
in your interim financial statements for the period ended
                                                        December 31, 2019. In
addition, given your disposition and incorporation by reference of annual audited
financial statements issued prior to such disposition, please clarify how you assessed the need
to reissue your audited financial statements to report the results of your disposition in
discontinued operations. Reference is made to Part I Item 5(b) of the instructions to Form
F-3 and question 126.40 of the Compliance and Disclosure
 Yang (Sean) Liu
Color Star Technology Company, Limited
June 3, 2020
Page 2
         Interpretations related to Securities Act Forms.
2.       Please clarify how you have evaluated the guidance in Rule 3-05 and
Article 11 of
         Regulation S-X in determining the need to provide separate financial statements and pro-
         forma financial information related to your acquisitions. Your response should discuss how the disposition of your predecessor business factored into your significance assessment and the basis for your conclusions.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Wilson Lee at (202) 551 - 3468 or Robert Telewicz at
(202) 551 -
3438 if you have questions regarding comments on the financial statements and related matters.
Please contact Ruairi Regan at (202) 551 - 3269 or Pam Howell at (202) 551 - 3357 with any other questions.



FirstName LastNameYang (Sean) Liu                   Sincerely,
Comapany NameColor Star Technology Company, Limited
                                                    Division of Corporation
Finance
June 3, 2020 Page 2                                 Office of Real Estate &
Construction
FirstName LastName